EXHIBIT 99.01
     Hi US and UK Employees —
     As you know, the planned launch of our proposed Stock Option Exchange Program was to begin today, April 16th. We’re changing the launch date by a few days. Instead, we expect to launch the program next Wednesday, April 22nd and to close the program on Wednesday, May 20th. My sincere apologies for the delay. We look forward to sharing more information with you on this program shortly.
     Please let me know if you have any questions or concerns in advance of the launch.
     Thanks, —
     — Kevin
     The proposed stock option exchange program (the “program”) described in this email has not yet commenced and this correspondence does not constitute an offer or create any rights or obligations. On the date the program begins, Glu will provide you with written materials explaining the precise terms and timing of the program. You should read these materials when they become available because they will contain important information about the program. Glu also will file these materials as part of a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the program. These materials and other documents filed by Glu with the SEC will be available free of charge from the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents filed by Glu with the SEC by contacting Glu’s Stock Administration Department at 2207 Bridgepointe Parkway, Suite 250, San Mateo, California 94404.
     A brief summary of the tax consequences of any exchange of stock options will be provided, although this will be of a general nature and will not be tailored to your individual circumstances. You may wish to seek advice from an appropriately qualified professional advisor.